UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-07395

CUSIP NUMBER 053494100

FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	SEPTEMBER 30, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Report Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Avatar Holdings Inc.
Full Name of Registrant

Former Name if Applicable
395 Village Drive
Address of Principal Executive Office (Street and Number)
Poinciana, Florida 34759
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.  NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Avatar Holdings Inc. (the "Company") could not complete the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 due to a delay in obtaining and compiling information required to be included in its Form 10-Q, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV.  OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

ALLEN J. ANDERSON	(863)	427-7180
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

AVATAR HOLDINGS INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	NOVEMBER 9, 2011	By	/s/ Allen J. Anderson
ALLEN J. ANDERSON PRESIDENT AND CHIEF EXECUTIVE OFFICER

Part IV (3) – Other Information

The following items will result in a significant change in the Company's results of operations for the three and nine months ended September 30, 2011 from the corresponding periods ended September 30, 2010.  All numbers presented below represent approximations or estimations, and have not been reviewed fully by our external auditors.  As a result, final information presented in the Form 10-Q may differ.

In recognition of difficult market conditions in the homebuilding industry, we undertook a strategic planning effort, supported by market research, to improve our market positioning, and find ways of reducing cash burn. After carefully assessing and evaluating each of our assets, we determined that some assets no longer fit with our plans. Specifically, we are no longer holding some of our assets for future development and, instead, intend to offer such assets for sale. We intend to market those assets in an orderly manner to generate cash flow, reduce carry costs and allow for reinvestment consistent with our longer term strategy.  Therefore, those assets needed to be accounted for at fair value if less than carrying value.  During the quarter ended September 30, 2011, we analyzed each asset to determine if the fair value of the asset exceeded its carrying value.  As a result of this analysis, we expect to incur impairment charges on land and other inventory of approximately $90 to $100 million for the three months ended September 30, 2011.

In conjunction with our overall asset review described above, we undertook an analysis of the development liabilities associated with certain legacy assets.  The result of this analysis as it relates to our Rio Rico property is expected to result in an overall increase to the estimated liability of approximately $12 million.  This liability relates to our obligation to install utilities under individual Rio Rico lot sale agreements we entered into during the 1960s through the mid-1970s.  The increase in liability can be attributed to (a) an increase in unit costs, (b) the correction of an error in the total water pipeline mileage required to be constructed, (c) the addition of costs to bring utility services from the street pipeline to the sold lots (previous estimates only included utility pipeline and other infrastructure), and (d) a reduction in water plan infrastructure costs.  The increase will include a prior period adjustment of approximately $12.9 million to account for the errors in the previous estimates, and a current period credit to expenses of approximately $0.8 million to account for a net decrease in the liability attributable to changes in estimates.  Although we are required to include information regarding development liabilities associated with the Rio Rico property, we believe it is unlikely that we will incur any significant expenditures regarding the revised Rio Rico liabilities in the foreseeable future due to:  (i) the current value of the vacant lots is significantly depressed, therefore it is unlikely that the affected lot owners will invest additional monies in such lots for new construction, (ii) the high levels of foreclosures in Rio Rico makes lot development difficult to finance, and (iii) the Rio Rico  real estate market remains depressed generally.

In addition, during 2011, we have taken actions designed to reduce ongoing operating costs and improve operating efficiencies in connection with our strategic planning effort.  During the quarter ended September 30, 2011, we took steps to reduce staffing, cut salaries, and close our corporate office in Coral Gables, Florida, which will result in restructuring charges of approximately $1.5 to $2.0 million for the three months ended September 30, 2011.  Restructuring costs include employee severance benefits, corporate office lease exit costs, and other costs related to the closure of the Coral Gables office.

Also, at September 30, 2011, we evaluated the fair value of the earnout agreement associated with an acquisition in 2010 and concluded the fair value is $0. As a result of our analysis on the earnout agreement, we determined that we needed to perform an interim analysis of the Goodwill on our books as of September 30, 2011.  At this time our analysis is incomplete; therefore, the results of our analysis are not determinable at this time.